Filed Pursuant to Rule 424(b)(3)

Registration No. 333-198178

Truett-Hurst, Inc.

3,657,644

Shares of

Class A Common Stock

The stockholders of Truett-Hurst, Inc. identified on page 12 may offer and sell up to 3,657,644 shares of Class A common stock from time to time. Truett-Hurst, Inc. is a public company organized under the laws of Delaware and the sole managing member of H.D.D. LLC, a California limited liability company. Under the exchange agreement we entered into with the owners of limited liability company units, or LLC Units, of H.D.D. LLC on June 19, 2013, holders of LLC Units may generally (subject to the terms of the exchange agreement) exchange their LLC Units for shares of Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. This prospectus relates to the resale from time to time by such holders of their shares of Class A common stock and does not suggest a present intention to sell on the part of such holders.

The selling stockholders will receive all of the proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will pay the expenses of registration of the sale of the shares.

The Class A common stock is listed on the NASDAQ Capital Market under the symbol “THST.” The last reported sale price of the Class A common stock on October 20, 2014 was $4.65 per share.

Investing in our Class A common stock involves risks. See the risks described under “Risk Factors” in Item 1A of our most recent Annual Report on Form 10-K which is incorporated by reference herein, as well as the other information contained or incorporated by reference in this prospectus or in any prospectus supplement hereto before making a decision to invest in our Class A common stock. See “Incorporation by Reference” and “Where You Can Find More Information” in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 17, 2014

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You should rely only on the information contained in this prospectus and the documents incorporated by reference in this prospectus. We have not provided, and we have not authorized anyone else to provide, different information to you. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus or any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference into this Special Note prospectus or in our affairs since the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

The selling stockholders will offer shares of Class A common stock covered by this prospectus from time to time, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is current only as of its date, regardless of the time and delivery of this prospectus or of any sale of the shares.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

In this prospectus, unless the context suggests otherwise, references in this report to “Truett-Hurst,” the “Company,” “we,” “us” and “our” refer (1) prior to the June 2013 initial public offering (“IPO”) of Truett-Hurst Inc. and related transactions, to H.D.D. LLC and its consolidated subsidiaries and (2) after our IPO and related transactions, to Truett-Hurst Inc. and its consolidated subsidiaries. We refer to The Wine Spies, LLC as Wine Spies. We refer to H.D.D. LLC as the LLC. Truett-Hurst consolidates the financial results of the LLC and its consolidated subsidiary, and records a non-controlling interest for the economic interest in the LLC and its consolidated subsidiary.  Non-controlling interests represent the portion of equity ownership in subsidiaries that are not attributable to Truett-Hurst, Inc.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process.

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ABOUT TRUETT-HURST, INC.

Truett-Hurst, Inc. is a holding company that was incorporated as a Delaware corporation and its sole asset is the controlling equity interest in H.D.D. LLC. H.D.D. LLC produces and sells premium, super-premium, ultra-premium and luxury wines from grapes grown from its estate vineyard, purchased from growers, bulk wine procured under contracts or on a spot basis, and finished goods from both foreign and domestic producers. We operate and control all of the business and affairs through the LLC and consolidate the financial results of the LLC and its subsidiary, the Wine Spies. Our principal executive headquarters are located at 125 Foss Creek Circle, Healdsburg, California 95448. Our telephone number is 707.431.4436, and our corporate web address is http://www.truetthurstinc.com.

We produce and sell premium, super-premium, ultra-premium and luxury wines from grapes grown from our estate vineyard, purchased from growers, bulk wine procured under contracts or on a spot basis, and finished goods from both foreign and domestic producers. We are headquartered in Sonoma County, California with tasting rooms in the Dry Creek and Russian River valleys. Our wines include Pinot Noir, Chardonnay, Sauvignon Blanc, Zinfandel, Syrah, Merlot, and Cabernet Sauvignon and are sold across a number of price points for three distinct distribution channels: three-tier, direct to consumer and internet. Our business model is a combination of three-tier, direct to consumer sales, and retail exclusive brand label sales. We own, design and develop our brands, including those developed and sold on a retailer exclusive basis. Our brands are marketed through innovative packaging and label designs to domestic and international markets.

Our traditional three-tier distribution business consists of sales of Truett-Hurst, VML, Healdsburg Ranches and Bradford Mountain branded wines. Through our retailer exclusive brand label model we collaboratively work with our retail alliances to develop innovative brands which resonate with their customers and increase consumer store traffic and grow sales. Our “retail exclusive label” model allows us to own the brands we create, which we believe differentiates us from the traditional private label model, and allows us to potentially expand the brands into national and international broad markets, further building our brand equity.  Our direct to consumer channel consists of sales through our tasting rooms, wine clubs and internet.

For information about our current operations see details in our Annual Report on Form 10-K for the year ended June 30, 2014 and each form subsequently filed by us with the SEC, which documents are incorporated by reference herein.

Company Information

Our principal executive offices are located at 125 Foss Creek Circle, Healdsburg, California 95448. Our telephone number at that location is 707.431.4436. Our Internet website is http://www.truetthurstinc.com. Information contained on our website is not incorporated by reference in this prospectus and you should not consider information contained on our website as part of this prospectus.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, enacted on April 5, 2012 (“JOBS Act”).  For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding stockholder advisory “say-on-pay” votes on executive compensation and stockholder advisory votes on golden parachute compensation.

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•	the last day of the fiscal year following the fifth anniversary of our IPO;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

•	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act (we will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months; the value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter).

The JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the ”Securities Act”) for complying with new or revised accounting standards. However, we chose to “opt out” of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.”

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Exchange Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act, which reflect our current views with respect to, among other things, our operations and financial performance. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. We believe these factors include but are not limited to those described under “Risk Factors” in Item 1A of our most recent Annual Report on Form 10-K, which is incorporated by reference herein, as well as the other information contained or incorporated by reference in this prospectus or in any prospectus supplement hereto, such as:

•	A reduction in the supply of grapes and bulk wine available to us from the independent grape growers and bulk wine suppliers could reduce our annual production of wine.
•	We have a history of losses and we may not achieve or maintain profitability in the future.
•	We face significant competition which could adversely affect our profitability.
•	Because a significant amount of our business is made through our direct to retailer alliances, any change in our relationships with them could harm our business.
•	The loss of Mr. Hurst, Mr. Forgue, Ms. Lambrix, Mr. Dolan or other key employees would damage our reputation and business.
•	A reduction in our access to/or an increase in the cost of, the third-party services we use to produce our wine could harm our business.
•	The terms of our credit facility with Bank of the West may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.
•	Because our existing owners have retained significant control over Truett-Hurst, new investors will not have as much influence on corporate decisions as they would if control were less concentrated.
•	Many of our transactions are with related parties, including our founders, executive officers, principal stockholders and other related parties, and present conflicts of interest.
•	Several of our executive officers and key team members have outside business interests which may create conflicts of interest.
•	We depend upon our trademarks and proprietary rights, and any failure to protect our intellectual property rights or any claims that we are infringing upon the rights of others may adversely affect our competitive position and brand equity.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this report. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

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USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) with respect to the ownership and disposition of shares of our Class A common stock, but does not purport to be a complete analysis of all potential tax considerations related thereto. This summary is based on current provisions of the Code, final, temporary or proposed United States Department of the Treasury regulations promulgated thereunder, administrative rulings and judicial opinions, all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to non-U.S. holders who purchase our Class A common stock issued pursuant to this offering and who hold shares of our Class A common stock as capital assets (within the meaning of Section 1221 of the Code).

This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. federal estate or gift tax laws or tax considerations arising under the laws of any non-U.S., state or local jurisdiction. This discussion also does not address tax considerations applicable to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws, including without limitation:

•	banks, insurance companies or other financial institutions;
•	partnerships or other pass-through entities;
•	tax-exempt organizations;
•	tax-qualified retirement plans;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	U.S. expatriates and certain former citizens or long-term residents of the United States;
•	controlled foreign corporations;
•	passive foreign investment companies;
•	persons that own, or have owned, actually or constructively, more than 5% of our Class A common stock; and
•	persons that will hold Class A common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our Class A common stock.

If a partnership (or entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A common stock, the tax treatment of a partner in the partnership (or member in such other entity) will generally depend upon the status of the partner and the activities of the partnership. Any partner in a collaboration holding shares of our Class A common stock should consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

In general, a “non-U.S. holder” is any beneficial owner of our Class A common stock that is not a U.S. person. A “U.S. person” is any of the following:

•	an individual citizen or resident of the United States;
•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia (or entity treated as such for U.S. federal income tax purposes);
•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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•	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable United States Department of the Treasury regulations to be treated as a U.S. person.

Distributions on Our Class A Common Stock

We currently do not anticipate paying dividends on our Class A common stock in the foreseeable future. If, however, we make cash or other property distributions on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current earnings and profits for that taxable year or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in our Class A common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our Class A common stock and will be treated as described under the section titled “—Gain on Sale or Other Disposition of Our Class A Common Stock” below.

Dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying, under penalties of perjury, such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically.

If a non-U.S. holder holds our Class A common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our Class A common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from the aforementioned U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

A non-U.S. holder that claims exemption from withholding or the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders that do not timely provide us or our paying agent with the required certification may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty or applicability of other exemptions from withholding.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Sale or Other Disposition of Our Class A Common Stock

Except as discussed below, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder in the United States and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;
•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or
•	we are or have been a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period for our Class A common stock, and our Class A common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs. The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests.

We believe we currently are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates generally in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

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Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding generally will not apply to distributions to a non-U.S. holder of our Class A common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our Class A common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8BEN-E or IRS Form W-8ECI (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act may impose a 30% withholding tax on any dividends paid after June 30, 2014 and the proceeds of a sale of our common stock paid after December 31, 2016 to (i) a “foreign financial institution,” as specially defined under such rules, unless the foreign financial institution enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements or (ii) a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States may be subject to different rules. Prospective investors should consult their tax advisors regarding this legislation.

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DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our Class A and Class B common stock and preferred stock and of certain provisions of our certificate of incorporation and bylaws. For more detailed information, please see our certificate of incorporation and bylaws, which are incorporated by reference in this prospectus. See “Incorporation by Reference” and “Where You Can Find More Information.”

Our certificate of incorporation provides for two classes of common stock. In addition, our certificate of incorporation authorizes shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Our authorized capital stock consists of shares, all with a par value of $0.001 per share, of which:

•	7,000,000 shares are designated as Class A common stock;
•	1,000 shares are designated as Class B common stock; and
•	5,000,000 shares are designated as preferred stock

As of October 17, 2014, there were 61 holders of record of common stock. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Voting Rights

Under our certificate of incorporation and bylaws, each share of Class A common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of Class A common stock are entitled to vote. Each holder of Class B common stock shall be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each LLC Unit in the LLC held by such holder.  Accordingly, the holders of LLC Units collectively have a number of votes that is equal to the aggregate number of LLC Units that they hold.  Subject to any rights that may be applicable to any then outstanding preferred stock, our Class A and Class B common stock vote as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.  Holders of our Class A and Class B common stock do not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our certificate of incorporation, our bylaws, or as required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Class A common stock will be entitled to share equally, identically and ratably in any dividends that our board of directors may determine to issue from time to time. Holders of our Class B common stock do not have any right to receive dividends.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our Class A common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our Class A common stock.  Holders of our Class B common stock do not have any right to receive a distribution upon a voluntary or involuntary liquidation, dissolution or winding up of our affairs.

Other Rights

Holders of our Class A common stock will have no preemptive, conversion or other rights to subscribe for additional shares.  All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.  The rights, preferences and privileges of the holders of our Class A common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Though we currently have no plans to issue any shares of preferred stock, our board of directors has the authority, without further action by our stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of the holders of each such series of preferred stock, any or all of which may be greater than or senior to those granted to the holders of common stock. Though the actual effect of any such issuance on the rights of the holders of common stock will not be known until our board of directors determines the specific rights of the holders of preferred stock, the potential effects of such an issuance include:

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•	diluting the voting power of the holders of common stock;
•	reducing the likelihood that holders of common stock will receive dividend payments;
•	reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and
•	delaying, deterring or preventing a change-in-control or other corporate takeover.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of Class A common stock outstanding will be able to elect all of our directors. Our certificate of incorporation and bylaws were amended to limit the ability of stockholders to call special meetings and to take action by written consent in lieu of a meeting at such time as the controlling stockholders no longer beneficially own a majority of our outstanding shares.

Our certificate of incorporation and bylaws define “controlling stockholders” as: (i) Phillip L. Hurst, Paul E. Dolan, III, Heath E. Dolan, William R. Hambrecht, Barrie Graham, Forrester Hambrecht, Virginia Marie Lambrix and Daniel A. Carroll; (ii) the existing and future lineal descendants, including adopted children, of Phillip L. Hurst, Paul E. Dolan, III, Heath E. Dolan, William R. Hambrecht, Barrie Graham, Forrester Hambrecht, Virginia Marie Lambrix and Daniel A. Carroll; (iii) existing and future spouses of any Persons named in clauses (i) and (ii); (iv) any United States situs trusts for the current or future, direct or indirect, vested or contingent, benefit of any of the persons named in clauses (i) through (iii); (v) a custodial or retirement account benefiting any of the persons named in clauses (i) through (iii), (vi) any estate of any of the persons named in clauses (i) through (iii); and (vii) any entity (or wholly owned subsidiary of such entity) in which all of the equity interests are owned by any of the persons, trusts, accounts or estates named in clauses (i) through (vi).

Our certificate of incorporation and bylaws require a 66 2/3% stockholder vote to amend the provisions of our bylaws relating to the number, election and classification of directors. Our amended certificate of incorporation and bylaws limit the ability of stockholders to rescind, alter, amend or repeal the bylaws at such time as the controlling stockholders no longer beneficially own a majority of our outstanding shares. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors, as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Limitations of Liability and Indemnification Matters

Our certificate of incorporation and our bylaws also provide that we shall indemnify our directors and executive officers and shall indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our bylaws would permit indemnification.

We believe that these provisions are necessary to attract and retain qualified persons as directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law. We also make available standard life insurance and accidental death and disability insurance policies to our employees.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company LLC.

Exchange Listing

Our Class A common stock is listed on NASDAQ Capital Market under the symbol “THST.”

PLAN OF DISTRIBUTION

This prospectus relates to the offer and sale by certain of our stockholders of up to 3,657,644 shares of Class A common stock from time to time. Truett-Hurst, Inc. will not receive any proceeds from the sale of any shares of its Class A common stock pursuant to this prospectus. The expenses associated with the distribution of the Class A common stock registered under this prospectus will be borne by the selling stockholders.

The selling stockholders may offer their shares at various times in one or more of the following transactions:

•	on the Nasdaq Capital Market (or any other exchange on which the shares may be listed);
•	in the over-the-counter market;
•	in negotiated transactions other than on such exchanges;
•	by pledge to secure debts and other obligations;
•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions, in covering previously established short positions and in settlement of other transactions in standardized or over-the-counter options; or
•	in a combination of any of the above transactions.

The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may use broker-dealers to sell their shares. The broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares.

Under certain circumstances the selling stockholders and any broker-dealers that participate in the distribution may be deemed to be “underwriters” within the meaning of the Securities Act. Any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be considered underwriting discounts and commissions under the Securities Act. The selling stockholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act.

Under the rules and regulations of the Exchange Act, any person engaged in the distribution of the resale of shares may not simultaneously engage in market making activities with respect to the Class A common stock for a period of two business days prior to the commencement of such distribution. The selling stockholders will also be subject to applicable provisions of the Exchange Act and regulations under the Exchange Act which may limit the timing of purchases and sales of shares of Class A common stock by the selling stockholders.

The selling stockholders will pay all commissions, transfer taxes, and other expenses associated with the sale of securities by them. Truett-Hurst, Inc. has paid or will pay the expenses of the preparation of this prospectus. We have not made any underwriting arrangements with respect to the sale of shares offered hereby.

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SELLING STOCKHOLDERS

The following table sets forth the names of the selling stockholders (and/or the beneficial owners) and the number of shares of Class A Common Stock and LLC Units held by each of them. Under the exchange agreement we entered into with the owners of LLC Units on June 19, 2013, holders of LLC Units may generally (subject to the terms of the exchange agreement) exchange their LLC Units for shares of Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. This prospectus only relates to the resale of the shares of Class A Common Stock that would be received in connection with such exchanges pursuant to the exchange agreement.

This information is based upon information provided by the selling stockholders. There are currently no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time.

The table below describes certain selling stockholders’ beneficial ownership of Class A common stock and LLC Units (i) as of October 17, 2014 and (ii) assuming the selling stockholder has exchanged all LLC Units currently owned by it for an equivalent number of our shares of Class A common stock and resold all such shares of our Class A common stock pursuant to this prospectus.

	Beneficial Ownership Prior to this Offering					Beneficial Ownership After this Offering
Name (1)	Number of Shares of Class A Common Stock	Number of LLC Units	Percentage of Class A Common Stock	Percentage of LLC Units	Number of Shares of Class A Common Stock that may be sold in the offering	Number of Shares of Class A Common Stock	Number of LLC Units	Percentage of Class A Common Stock	Percentage of LLC Units
WRH Wine Group (5)	113,134	-	3%	-	113,134	113,134	-	2%	-
William R. Hambrecht TTEE (6)	303,338	-	8%	-	303,338	303,338	-	4%	-
WR Hambrecht + Co., LLC (7)	67,000	-	2%	-	67,000	67,000	-	1%	-
Forrester Hambrecht	-	132,846	-	4%	132,846	132,846	-	2%	-
Virginia Marie Lambrix	-	158,480	-	5%	158,480	158,480	-	2%	-
Carroll-Obremeskey Trust (8)	38,700	806,596	1%	25%	806,596	845,296	-	12%	-
Heath Dolan Trust (9)	34,000	387,064	1%	12%	387,064	421,064	-	6%	-
Paul Dolan Trust (10)	34,000	387,064	1%	12%	387,064	421,064	-	6%	-
Barrie Graham (11)	13,000	168,168	-	5%	168,168	181,168	-	3%	-
Mark DeMeulanaere	-	6,212	-	-	6,212	6,212	-	0.1%	-
Anna Schweizer	-	33,628	-	1%	33,628	33,628	-	0.5%	-
Phillip L. Hurst (12)	52,500	1,094,114	1%	35%	1,094,114	1,146,614	-	17%	-

1)	Unless otherwise indicated, the address of each person is c/o Truett-Hurst, Inc. 125 Foss Creek Circle, Healdsburg, CA 95448.
2)	Percentage of class A common stock is based on 3,750,472 class A common stock outstanding as of October 2, 2014.
3)	Percentage of LLC units is based on 3,164,172 LLC units outstanding as of October 2, 2014.
4)	Percentage of class A common stock is based on 6,924,644 class A common stock outstanding as if all LLC units were converted to class A common stock as of October 2, 2014.
5)	The information is based solely on data provided by the WRH Wine Group on September 29, 2014. The general partner of HWG is Hambrecht Wine Management, Inc. (“HWM”), a California corporation, which is wholly owned by The Hambrecht 1980 Revocable Trust (the “Hambrecht Trust”). William R. Hambrecht is the trustee of the Hambrecht Trust and the only officer or director of HWM.
6)	Includes 303,338 shares of Class A common stock owned by The Hambrecht 1980 REV Trust U/A Dated 06/01/1993, a revocable trust established by William R. Hambrecht. Mr. Hambrecht is the trustee of the trust and has the power to vote and dispose of any and all securities held by the Trust.

7)	The information is based solely on data provided by WR Hambrecht + Co., LLC on October 20, 2014.

8)	Includes 38,700 shares of Class A common stock owned by the Carrol-Obremeskey Family Trust u/a/d 5 April 1996, a revocable trust established by Mr. Carroll and Ms. Obremskey. Mr. Carroll and Mrs. Obremskey are joint trustees of the Trust and each person has the power to vote and dispose of any and all securities held by the Trust. Both Mr. Carroll and Mrs. Obremskey disclaim beneficial ownership of the shares and options owned by the other. Also includes 806,596 LLC Units which have the right to exchange for shares of our Class A common stock on a one-for-one basis.
9)	Includes 34,000 shares of Class A common Stock owned by the Dolan 2003 Family Trust u/a/d 5 June 2003, a revocable trust established by Mr. Dolan. Also includes 387,064 LLC Units which have the right to exchange for shares of our Class A common stock on a one-for-one basis.
10)	Includes 34,000 shares of Class A common Stock owned by the Dolan 2005 Family Trust u/a/d 24 August 2005, a revocable trust established by Mr. Dolan and Mrs. Dolan. Mr. Dolan and Mrs. Dolan are joint trustees of the Trust and each person has the power to vote and dispose of any and all securities held by the Trust. Both Mr. Dolan and Mrs. Dolan disclaim beneficial ownership of the shares and options owned by the other. Also includes 387,064 LLC Units which have the right to exchange for shares of our Class A common stock on a one-for-one basis.
11)	Includes 13,000 shares of Class A common stock owned by Mr. Graham. Also includes 168,168 LLC units which have the right to exchange for shares of our Class A common stock on a one-for-one basis.
12)	Includes 52,500 shares of Class A common stock owned by the Hurst Family Trust u/a/d 1 August 2004, a revocable trust established by Mr. Hurst and Mrs. Hurst, husband and wife. Mr. Hurst and Mrs. Hurst are joint trustees of the Trust and each person has the power to vote and dispose of any and all securities held by the Trust. Both Mr. Hurst and Mrs. Hurst disclaim beneficial ownership of the shares by the other. Also includes 1,094,114 LLC Units which have the right to exchange for shares of our Class A common stock on a one-for-one basis.

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LEGAL MATTERS

The validity of the shares of Class A common stock will be passed upon for us by Morrison & Foerster LLP, New York, New York.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by Burr Pilger Mayer, Inc., an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference.  Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of the initial registration statement and prior to effectiveness of the registration statement and any reports filed by us with the SEC after the date of this prospectus and before the date that the offerings of the shares of Class A common stock by means of this prospectus are terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents or information filed with the SEC:

1.	Annual Report on Form 10-K for the year ended June 30, 2014, filed on September 29, 2014 (File No. 001-35973);
2.	The description of shares of Class A common stock contained in the Registration Statement on Form S-1, dated June 20, 2013 (File No. 001-333-187164), of Truett-Hurst, Inc., filed with the SEC under Section 12(b) of the Exchange Act; and
3.	All documents filed by Truett-Hurst, Inc. under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of this prospectus and before the termination of the offerings to which this prospectus relates.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from Truett-Hurst, Inc., at P.O. Box 1532 Healdsburg CA 95448. You also may contact us at 707.431.4436 or visit our website at http://www.truetthurstinc.com for copies of those documents. Our website and the information contained on our website are not a part of this prospectus, and you should not rely on any such information in making your decision whether to purchase the shares offered hereby.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC relating to the shares of Class A common stock covered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our Class A common stock, we refer you to the registration statement and to its exhibits. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC.

You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

We are subject to the information requirements of the Exchange Act, and we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You also are able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. We make available free of charge on the Investor Relations section of our website (http://www.truetthurstinc.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed or furnished with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. We intend to make available to our stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

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Truett-Hurst, Inc.

October 17, 2014